SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 68)*

                               NL INDUSTRIES, INC.
                                (Name of Issuer)

                         Common Stock, $0.125 par value
                         (Title of Class of Securities)

                                   629156 40 7
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 4, 2002
                      (Date of Event which requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Tremont Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    10,215,541
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     10,215,541

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      10,215,541

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      21.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Tremont Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    10,215,541
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     10,215,541

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      10,215,541

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      21.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC and BK

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      84.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      84.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      84.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      84.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      84.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      84.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      84.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      84.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      84.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      84.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                         15,000
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,420,406
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                          15,000

                               10     SHARED DISPOSITIVE POWER

                                                     40,420,406

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      15,000

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 68
                                 TO SCHEDULE 13D

         This amended statement on Schedule 13D (this "Statement") relates to the common stock, $0.125 par value per share (the "Shares"), of NL Industries, Inc., a New Jersey corporation (the "Company"). Items 2, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background.

         Item 2 is amended as follows:

         (a) This Statement is filed (i) by Tremont Corporation ("Tremont") and Valhi, Inc. ("Valhi") as the direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of Tremont or Valhi (as described below in this Statement), by Tremont Group, Inc. ("TGI"), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") and (iii) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), by Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

         Valhi and Tremont are the direct holders of approximately 63.2% and 21.4%, respectively, of the 47,682,384 Shares outstanding as of November 14, 2002 according to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (the "Outstanding Shares"). Together, Valhi and Tremont may be deemed to control the Company. TGI, the Company and Valhi are the holders of approximately 80.0%, 0.1% and 0.1%, respectively, of the outstanding shares of common stock of Tremont and together may be deemed to control Tremont. Valhi and the Company are the direct holders of approximately 80.0% and 20.0%, respectively, of the outstanding common stock of TGI. Together Valhi and the Company may be deemed to control TGI. VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of approximately 80.6%, 9.5%, 2.1%, 1.4%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is also the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

         Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

         The Foundation directly holds approximately 1.4% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

         The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran
(i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

         The CMRT directly holds approximately 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

         Valmont Insurance Company ("Valmont") and a subsidiary of the Company directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont and the subsidiary of the Company own as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

         Mr. Harold C. Simmons is chairman of the board and chief executive officer of TGI, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran. Mr. Simmons is also chairman of the board of the Company and Valhi and a director of Tremont.

         By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

         Harold C. Simmons' spouse is the direct owner of 69,475 Shares. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

         Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons, is set forth on Schedule B attached hereto and incorporated herein by reference.

         (b) The business addresses of the directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

         (c) The present principal occupation or employment of the directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

         (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Contran, Dixie Holding, National, Valhi, TGI and Tremont are Delaware corporations. VGI is a Nevada corporation. NOA is a Texas corporation and the Foundation is a Texas non-profit corporation. Dixie Rice and Southwest are Louisiana corporations. The CMRT is governed by the laws of the state of Texas, except as those laws are superseded by federal law. Harold C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 4.  Purpose of Transaction.

         Item 4 is amended as follows.

         On November 4, 2002, Valhi and Tremont entered into an Agreement and Plan of Merger, as amended, for Valhi to acquire Tremont in a stock-for-stock exchange (the "Merger Agreement"). The description of the Merger Agreement contained in this Statement is qualified in its entirety by reference to Appendix A to the Registration Statement on Form S-4 (Reg. No. 333-101244) filed by Valhi on November 15, 2002 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission"), which Appendix A is incorporated herein by reference. Pursuant to the Merger Agreement, a wholly owned subsidiary of Valhi will merge (the "Merger") with and into Tremont with Tremont being the surviving entity. In the Merger, each stockholder of Tremont, other than Valhi and TGI, will receive 3.4 shares of Valhi common stock for each outstanding share of Tremont common stock held by such stockholder. The Merger Agreement provides that Tremont's stockholders will receive cash in lieu of Valhi issuing any fractional shares in the Merger. The Merger is subject to customary closing conditions and will require the approval of the holders of a majority of the outstanding shares of Tremont common stock. TGI has indicated that it intends to vote its shares of Tremont common stock in favor of adoption of the Merger Agreement. Therefore, assuming that TGI so votes its shares of Tremont common stock, the Merger Agreement will be adopted and the Merger will be completed.

         On November 4, 2002, Valhi and TGI entered into an Agreement and Plan of Merger for Valhi to acquire all of TGI in a stock-for-stock exchange (the "TGI Merger Agreement"). The description of the TGI Merger Agreement contained in this Statement is qualified in its entirety by reference to Exhibit 10.3 to Valhi's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, which agreement is incorporated herein by reference. Pursuant to the TGI Merger Agreement, a wholly owned subsidiary of Valhi will merge (the "TGI Merger") with and into TGI with TGI being the surviving entity. In the TGI Merger, Valhi will issue 3,495,200 shares of its common stock in exchange for the Company's approximately 20% ownership interest in TGI. The number of shares of Valhi common stock to be issued to the Company in the TGI Merger is equal to the Company's approximately 20% pro rata interest in the 5,141,421 shares of Tremont common stock currently owned by TGI, adjusted for the same 3.4 exchange ratio in the Merger. The effectiveness of the TGI Merger, which has been approved by TGI's stockholders, is a condition to Tremont's obligations to close the Merger.

         Since the Company is a majority owned subsidiary of Valhi, pursuant to Delaware law Valhi will treat any Shares issued to the Company in the Merger or the TGI Merger as treasury stock for voting purposes.

         On November 5, 2002, Valhi and Tremont issued a joint press release disclosing the execution of the Merger Agreement. A copy of the press release is incorporated herein by reference to the Form 425 filed by Valhi with the Commission on November 5, 2002.

         On November 15, 2002, Valhi filed the Registration Statement to register the shares of Valhi common stock to be issued in the Merger. The prospectus included in the Registration Statement also serves as a proxy statement pursuant to which Tremont's board of directors plans to solicit proxies from Tremont's stockholders to adopt the Merger Agreement. The information contained in the Registration Statement under the captions "The Merger - General Description," "- Background of the Merger," "- Valhi's Reasons for the Merger," "- Ownership Interests in Valhi Common Stock After the Merger," "- Management and Operations After the Merger," "- Litigation Relating to the Merger" and "Related Transactions to Be Completed Immediately Prior to and as Soon as Possible Following the Completion of the Merger," is incorporated herein by reference. The information contained in the prospectus/proxy statement that is a part of the Registration Statement is not complete and may be changed. Valhi cannot sell the securities to be issued in the Merger until the Commission declares the Registration Statement effective. The prospectus/proxy statement that is a part of the Registration Statement is not an offer to sell such securities and it is not soliciting an offer to buy such securities in any state where offers or sales are not permitted. The prospectus/proxy statement that is a part of the Registration Statement is not soliciting material from Tremont's board of directors in connection with the solicitation of proxies for the adoption of the Merger Agreement.

         Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, the Reporting Persons' tax planning objectives and money, stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such entity or person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

         As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

         The information included under Item 6 of this Amendment No. 68 to this Statement is incorporated herein by reference.

         Certain of the persons named in Schedule B to this Statement, namely J. Landis Martin, Thomas P. Stafford, Glenn R. Simmons, Harold C. Simmons and Steven L. Watson are directors or officers of the Company and may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

         Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended as follows:

         (a) Valhi, Tremont, Harold C. Simmons' spouse and Harold C. Simmons are the direct beneficial owners of 30,135,390, 10,215,541, 69,475 and 5,000 Shares, respectively. In addition, Harold C. Simmons holds stock options exercisable for 10,000 Shares, only 8,000 of which stock options are vested or will vest within 60 days of the filing of this Statement.

         By  virtue  of  the  relationships  described  under  Item  2  of  this
Statement:

                  (1) Tremont and TGI may each be deemed to be the beneficial owner of the 10,215,541 Shares (approximately 21.4% of the Outstanding Shares) directly held by Tremont;

                  (2) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to be the beneficial owner of the 40,350,931 Shares (approximately 84.6% of the Outstanding Shares) directly held by Valhi and Tremont; and

                  (3) Harold C. Simmons may be deemed to be the beneficial owner of the 40,435,406 Shares (approximately 84.8% of the Outstanding Shares) directly held by Valhi, Tremont, Mr. Simmons' spouse and himself and including the 10,000 Shares that Mr. Simmons can acquire by exercise of stock options (only 8,000 of which stock options are vested or will vest within 60 days of the filing of this Statement).

         Mr. Simmons disclaims beneficial ownership of all Shares, except the 5,000 Shares that he holds directly and the 10,000 Shares that Mr. Simmons can acquire by exercise of stock options (only 8,000 of which stock options are vested or will vest within 60 days of the filing of this Statement).

         The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule C to this Statement.

         (b)      By virtue of the relationships described in Item 2:

                  (1) Tremont and TGI may each be deemed to share the power to vote and direct the disposition of the 10,215,541 Shares that Tremont directly holds;

                  (2) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to share the power to vote and direct the disposition of the 40,350,931 Shares that Valhi and Tremont directly hold;

                  (3) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 40,420,406 Shares that Valhi, Tremont and Mr. Simmons' spouse directly hold; and

                  (4) Harold C. Simmons may be deemed to have the sole power to vote and direct the disposition of the 5,000 Shares that he holds directly and the 10,000 shares that he can acquire pursuant to the exercise of stock options (only 8,000 of which stock options are vested or will vest within 60 days of the filing of this Statement).

         (c) Within the last 60 days of this amendment, certain of the persons named on Schedule B to this Statement effected transactions in Shares and stock options exercisable for Shares. Such transactions are set forth on Schedule D attached hereto and incorporated herein by reference.

         (d) Each of Valhi, Tremont, Harold C. Simmons' spouse and Harold C. Simmons has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares that such entity or person directly holds.

         Item 6 is amended as follows:

         Valhi is a party to a Credit Agreement (the "Valhi Credit Facility"), as amended, with Comerica Bank, PNB Financial Bank, Texas Capital Bank and U.S. Bank National Association (collectively, the "Banks"). The Banks have committed to loan to Valhi under the Valhi Credit Facility up to an aggregate of $70.0 million. The maximum amount that Valhi could borrow under the Valhi Credit Facility could be increased to a maximum of $100 million, if and when additional participating banks committed to loan additional amounts to Valhi under the Valhi Credit Facility. The maturity date for the Valhi Credit Agreement is October 31, 2003.

         Borrowings under the Valhi Credit Facility bear interest (i) for base rate borrowings, at the greater of the rate announced publicly from time to time by U.S. Bank as its prime rate or 0.50% over the federal funds rate or (ii) for eurodollar borrowings, at a rate of 1.5% over the relevant rate (adjusted for statutory reserve requirements for eurodollar liabilities) at which deposits in U.S. dollars are offered to U.S. Bank's London office in the interbank eurodollar market (the one, two, three or six month rate at Valhi's option). Valhi's obligations under the Valhi Credit Facility are collateralized by certain Shares. As of November 22, 2002, Valhi had borrowed $62.0 million under the Valhi Credit Facility, approximately $1.1 million of letters of credit were outstanding under the Valhi Credit Facility and Valhi had pledged 29,974,610 Shares (62.9% of the Outstanding Shares) under the Valhi Credit Facility. The aggregate amount that Valhi could borrow under the Valhi Credit Facility is limited to one-third of the fair market value of the pledged Shares. The foregoing summary of the Valhi Credit Facility is qualified in its entirety by reference to Exhibits 7 through 14 to this Statement.

         The information included in Item 4 of this Amendment No. 68 to this Statement is hereby incorporated herein by reference.

         Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is amended and restated as follows:

Exhibit 1 Letter dated July 26, 2002 from Valhi, Inc. to the board of directors of Tremont Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Valhi, Inc. the date of event of which is July 26, 2002).

Exhibit 2 Press Release of Valhi Inc. dated July 26, 2002 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Valhi, Inc. the date of event of which is July 26, 2002).

Exhibit 3 Press Release of Tremont Corporation dated July 29, 2002 (incorporated by reference to Exhibit 10 to Amendment No. 20 to the Schedule 13D filed on August 2, 2002 with the Securities and Exchange Commission by Tremont Group, Inc, Tremont Holdings, LLC, NL Industries, Inc., Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, the Harold Simmons Foundation, Inc., The Combined Master Retirement Trust and Harold C. Simmons with respect to the common stock, par value $1.00 per share, of Tremont Corporation).

Exhibit 4 Agreement and Plan of Merger dated November 4, 2002 among Valhi, Inc., Valhi Acquisition Corp. and Tremont Corporation, as amended (incorporated by reference to Appendix A to the Registration Statement on Form S-4 (Reg. No. 333-101244) filed by Valhi, Inc. with the Securities and Exchange Commission on November 15, 2002).

Exhibit 5 Agreement and Plan of Merger dated as of November 4, 2002 among Valhi, Inc., Tremont Group, Inc. and Valhi Acquisition Corp. II (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Valhi, Inc. for the quarter ended September 30, 2002).

Exhibit 6 Joint Press Release of Valhi, Inc. and Tremont Corporation dated November 5, 2002 (incorporated by referenced to the Form 425 filed by Valhi, Inc. with the Securities and Exchange Commission on November 5, 2002).

Exhibit 7 Credit Agreement dated as of November 6, 1998 among Valhi, Inc., the financial institutions from time to time that are a party thereto (the "Banks") and Societe Generale, Southwest Agency, as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 1 to Amendment No. 59 to this Schedule 13D).

Exhibit 8 First Amendment Agreement dated as of November 5, 1999 among Valhi, Inc., the Banks and Societe Generale, Southwest Agency, as the administrative agent of the banks (incorporated by reference to Exhibit 2 to Amendment No. 60 to this Schedule
                  13D).

Exhibit 9 Second Amendment Agreement dated as of November 3, 2000 among Valhi, Inc., the Banks and U.S. Bank National Association as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 3 to Amendment No. 15 to the Schedule 13D filed on October 24, 2000 with the Securities and Exchange Commission by Tremont Holdings, LLC, NL Industries, Inc., Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, the Harold Simmons Foundation, Inc., The Combined Master Retirement Trust and Harold C. Simmons with respect to the common stock, par value $1.00 per share, of Tremont Corporation).

Exhibit 10 Form of Accession Agreement dated as of December 1, 2000 among Valhi, Inc., the Banks and U.S. Bank National Association, as the administrative agent of the Banks, and the related promissory note in the original principal amount of $5.0 million payable to the order of Texas Capital Bank (incorporated by reference to Exhibit 4 to Amendment No. 63 to this Schedule 13D).

Exhibit 11 Third Amendment of Credit Agreement dated as of November 2, 2001 among Valhi, Inc., the Banks and U.S. Bank National
                  Association as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 5 to Amendment No. 65 to this Schedule 13D).

Exhibit 12 Form of Accession Agreement dated as of January 15, 2002 among Valhi, Inc., the Banks and U.S. Bank National Association, as the administrative agent of the Banks, and the related promissory note in the original principal amount of $15.0 million payable to the order of PNB Financial Bank (incorporated by reference to Exhibit 6 to Amendment No. 65 to this Schedule 13D).

Exhibit 13 Form of Accession Agreement dated as of February 15, 2002 among Valhi, Inc., the Banks and U.S. Bank National Association, as the administrative agent of the Banks, and the related promissory note in the original principal amount of $7.5 million payable to the order of Texas Capital Bank (incorporated by reference to Exhibit 10 to Amendment No. 66 to this Schedule 13D).

Exhibit 14* Fourth Amendment of Credit Agreement dated as of November 1, 2002 among Valhi, Inc., the Banks and U.S. Bank National
                  Association as the administrative agent, issuing bank and arranger.

----------

*        Filed herewith.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 27, 2002




                                                          /s/ Harold C. Simmons
                                                          ----------------------
                                                          Harold C. Simmons
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 27, 2002




                                                          /s/ J. Landis Martin
                                                          ----------------------
                                                          J. Landis Martin
                                                          Signing in the
                                                          capacity listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 27, 2002





                                                          /s/ Steven L. Watson
                                                          ----------------------
                                                          Steven L. Watson
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee of THE COMBINED MASTER RETIREMENT TRUST.


J. LANDIS MARTIN, as president of TREMONT CORPORATION.

STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT GROUP, INC.
VALHI GROUP, INC.
VALHI, INC.

                                   SCHEDULE B


         Schedule B is hereby amended and restated as follows:

         The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NOA, Inc.
("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Tremont Corporation ("Tremont"), Tremont Group, Inc. ("TGI"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi"), and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

           Name                     Present Principal Occupation
-----------------------------       ---------------------------------

Eugene K. Anderson                  Vice  president of Contran,  Dixie  Holding,
                                    Dixie Rice, National,  NOA, Southwest,  TGI,
                                    VGI  and  Valhi;   and   treasurer   of  the
                                    Foundation.

Thomas E. Barry (1)                 Vice  president  for  executive  affairs  at
                                    Southern Methodist University and professor of marketing in the Edwin L. Cox School of Business at Southern Methodist University;
                                    and a director of Valhi.

Norman S. Edelcup (2)               Senior vice president  business  development
                                    of Florida Savings Bancorp; director of Valhi; and trustee of the Baron Funds, a mutual fund group.

Lisa Simmons Epstein                Director and president of the Foundation.

Robert D. Graham                    Vice President of Contran and Valhi.

Edward J. Hardin (3)                Partner  of the law firm of  Rogers & Hardin
                                    LLP; and a director of Valhi.

J. Mark Hollingsworth               Vice   president  and  general   counsel  of
                                    Contran,    Dixie   Holding,   Dixie   Rice,
                                    National,  NOA,  Southwest,   TGI,  VGI  and
                                    Valhi;  general  counsel of the  Foundation,
                                    CompX  International Inc., a manufacturer of
                                    ergonomic    computer    support    systems,
                                    precision  ball bearing  slides and security
                                    products  that  is  affiliated   with  Valhi
                                    ("CompX"),    and   The   Combined    Master
                                    Retirement  Trust, a trust Valhi established
                                    to  permit  the  collective   investment  by
                                    master  trusts that  maintain  the assets of
                                    certain  employee  benefit  plans  Valhi and
                                    related  companies  adopt (the "CMRT");  and
                                    acting    general    counsel   of   Keystone
                                    Consolidated Industries, Inc. ("Keystone"), a manufacturer of steel rod, wire and wire products that is affiliated with Contran.

Keith A. Johnson                    Controller of the Foundation.

William J. Lindquist                Director   and  senior  vice   president  of
                                    Contran, Dixie Holding, National, NOA, TGI and VGI; and senior vice president of Dixie
                                    Rice, Southwest and Valhi.

A. Andrew R. Louis                  Secretary of Contran,  CompX, Dixie Holding,
                                    Dixie Rice, National,  NOA, Southwest,  TGI,
                                    VGI and Valhi.

Kelly D. Luttmer                    Tax  director  of  Contran,   CompX,   Dixie
                                    Holding,   Dixie   Rice,   National,    NOA,
                                    Southwest, TGI, VGI and Valhi.

J. Landis Martin (4)                President,  chief  executive  officer  and a
                                    director  of  NL   Industries,   Inc.   (the
                                    "Company"); chairman of the board, president and chief executive officer of Tremont and Titanium Metals Corporation, a producer of titanium metals products that is affiliated with Tremont ("TIMET").

Andrew McCollam, Jr. (5)            President   and  a  director  of  Southwest;
                                    director  of  Dixie  Rice;   and  a  private
                                    investor.

W. Hayden McIlroy (6)               Private  investor  primarily in real estate;
                                    and a director  of Tremont,  Med  Images,  a
                                    medical  information   company,   and  Cadco
                                    Systems, Inc., a manufacturer of emergency alert systems.

Harold M. Mire (7)                  Vice president of Dixie Rice and Southwest.

Robert E. Musgraves (4)             Executive vice president and general counsel
                                    of  TIMET;   and  vice  president,   general
                                    counsel and secretary of Tremont.

Bobby D. O'Brien                    Vice  president,  treasurer  and director of
                                    Dixie Holding, National, NOA and VGI; vice president and treasurer of Contran, Dixie
                                    Rice, TGI and Valhi; and vice president of Southwest.

Glenn R. Simmons                    Vice chairman of the board of Contran, Dixie
                                    Holding,  National, NOA, TGI, VGI and Valhi;
                                    chairman of the board of CompX and Keystone;
                                    director and executive vice president of Southwest and Dixie Rice; and a director of the Company, Tremont and TIMET.

Harold C. Simmons                   Chairman  of the board  and chief  executive
                                    officer of  Contran,  Dixie  Holding,  Dixie
                                    Rice,   the   Foundation,   National,   NOA,
                                    Southwest, TGI and VGI; chairman of the board of the Company and Valhi; director of Tremont; and trustee and member of the trust investment committee of the CMRT.

Richard A. Smith (7)                Vice president of Dixie Rice.

Thomas P. Stafford (8)              Co-founder  of  Stafford,  Burke and Hecker,
                                    Inc., a consulting company; director of the Company, Tremont and TIMET; and a director of CMI Corporation and The Wackenhut Corp.

Gregory M. Swalwell                 Vice  president  and  controller of Contran,
                                    Dixie Holding,  National,  NOA, TGI, VGI and
                                    Valhi; and vice president of Dixie Rice and Southwest.

J. Walter Tucker, Jr. (9)           President,   treasurer  and  a  director  of
                                    Tucker & Branham,  Inc., a mortgage banking,
                                    insurance  and  real  estate  company;  vice
                                    chairman  of  the  board  of   Keystone;   a
                                    director of Valhi; and a member of the trust investment committee of the CMRT.

Mark A. Wallace (4)                 Executive vice  president,  chief  financial
                                    officer  and  treasurer  of TIMET;  and vice
                                    president,   chief  financial   officer  and
                                    treasurer of Tremont.

Steven L. Watson                    Director  and  president  of Contran,  Dixie
                                    Holding, Dixie Rice, National,  NOA, TGI and
                                    VGI; director, president and chief executive officer of Valhi; director and executive vice president of Southwest; director, vice president and secretary of the Foundation;
                                    and a director of the Company, Tremont and TIMET.

Terry N. Worrell (10)               Associated with Worrell Investments, Inc., a
                                    real  estate  investment   company;   and  a
                                    director of Tremont and Regency  Centers,  a
                                    publicly   traded    developer/operator   of
                                    shopping centers.

----------

(1) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2) The principal business address for Mr. Edelcup is 8181 Southwest 117th Street, Pinecrest, Florida 33156.

(3) The principal business address for Mr. Hardin is 229 Peachtree Street, N.E., Suite 2700, Atlanta, Georgia 30303.

(4) The principal business address for Messrs. Martin, Musgraves and Wallace is 1999 Broadway, Suite 4300, Denver, Colorado 80202.

(5) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(6) The principal business address for Mr. McIlroy is 6116 N. Central Expressway, Dallas, Texas 75206.

(7) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(8) The principal business address for Gen. Stafford is 1006 Cameron Street, Alexandria, Virginia 22314.

(9) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.

(10) The principal business address for Mr. Worrell is 6909 Vassar, Dallas, Texas 75205.

                                   SCHEDULE C

         Schedule C is hereby amended and restated as follows:

         Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to own personally and beneficially Shares, as outlined below:

                                                           Shares                    Options
                       Name                                 Held                      Held (1)                Total
            --------------------------                  -----------                 -----------       -----------
Eugene K. Anderson                                              -0-                     -0-                  -0-

Thomas E. Barry                                                 -0-                     -0-                  -0-

Norman S. Edelcup                                               -0-                     -0-                  -0-

Lisa Simmons Epstein                                          1,000                     -0-                1,000

Robert D. Graham                                                -0-                     -0-                  -0-

Edward J. Hardin                                                -0-                     -0-                  -0-

J. Mark Hollingsworth (2)                                       500                     -0-                  500

Keith A. Johnson                                                -0-                     -0-                  -0-

William J. Lindquist                                            -0-                     -0-                  -0-

A. Andrew R. Louis                                              -0-                     -0-                  -0-

Kelly D. Luttmer                                                -0-                     -0-                  -0-

J. Landis Martin                                             10,500                 111,000              121,500

Andrew McCollam, Jr.                                            -0-                     -0-                  -0-

W. Hayden McIlroy                                               -0-                     -0-                  -0-

Harold M. Mire                                                  -0-                     -0-                  -0-

Robert E. Musgraves                                             -0-                     -0-                  -0-

Bobby D. O'Brien                                                -0-                     -0-                  -0-

Glenn R. Simmons                                              3,000                   8,000               11,000

Harold C. Simmons (3)                                         5,000                   8,000               13,000

Richard A. Smith                                                -0-                     -0-                  -0-

Thomas P. Stafford                                            3,000                   4,000                7,000

Gregory M. Swalwell                                             -0-                     -0-                  -0-

J. Walter Tucker, Jr.                                           -0-                     -0-                  -0-

Mark A. Wallace                                                 -0-                     -0-                  -0-

Steven L. Watson                                              6,000                   2,000                8,000

Terry N. Worrell                                                -0-                     -0-                  -0-

----------

(1) Represents Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2)      Comprises  500  Shares  Mr.   Hollingsworth  holds  in  his  individual
         retirement account.

(3) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares as described in Item 5 of this Statement. Item 5 of this Statement reports all Shares issuable pursuant to the exercise of Mr. Simmons' stock options, regardless of vesting, while this Schedule C reports only those Shares that Mr. Simmons can receive within 60 days of the date of this Statement upon exercise of his stock options. Mr. Simmons disclaims beneficial ownership of all Shares except for the 5,000 Shares that he holds directly and the 10,000 Shares that Mr. Simmons can acquire by exercise of stock options (only 8,000 of which stock options are vested or will vest within 60 days of the filing of this Statement).

                                   SCHEDULE D


         Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, J. Landis Martin effected the following transactions in Shares or stock options exercisable for Shares during the past 60 days. All the following sales of Shares and stock options exercisable for Shares were to the Company.

I. On November 20, 2002, Mr. Martin sold 10,500 Shares for $18.00 per Share to the Company to exercise partially his stock option exercisable at $11.875 per Share, received 15,915 Shares in such exercise and concurrently sold 5,415 of such Shares received in such exercise to the Company for $18.00 per Share.


                                                            Shares
                                                           Purchased
                                                          Pursuant to
                                                         Stock Option                    Shaers Sold
                                                          Exercise on                       to the
                                                             Such          Exercise       Company on    Sales Price
                Name                        Date             Date            Price        Such Date      per Share
       -----------------------           ----------        ---------       --------       ---------      ---------
J. Landis Martin                          11/20/02                                          10,500        $18.0000
                                          11/20/02           15,915         $11.875          5,415        $18.0000

II.      On November 20, 2002,  Mr. Martin also sold to the Company stock options  exercisable for the following number of Shares for the following prices per underlying Share.

                                                  Aggregate Number of                            Sales Price of Stock
                                                 Underling Shares for       Exercise Price per   Option Expressed as
                                                    which the Stock        Share of Such Stock   a Price Per Share of
       Name                          Date        Option is Exercisable         Option            the Underlying Shares
-----------------                 ----------     ---------------------   ---------------------  ----------------------
J. Landis Martin                   11/20/02               15,000               $14.2500                $3.7500
                                   11/20/02               15,000               $15.7500                $2.2500
                                   11/20/02               14,085               $11.8750                $6.1250
                                   11/20/02               30,000               $13.3750                $4.6250
                                   11/20/02               30,000               $14.8750                $3.1250
                                   11/20/02               19,800               $12.1875                $5.8125
                                   11/20/02               19,800               $13.6875                $4.3125
                                   11/20/02               19,800               $15.1875                $2.8125
                                   11/20/02               40,000               $14.2500                $3.7500



                                  EXHIBIT INDEX



Exhibit 1                  Letter  dated July 26, 2002 from  Valhi,  Inc. to the
                           board of directors of Tremont Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Valhi, Inc. the date of event of which is July 26, 2002).

Exhibit 2 Press Release of Valhi Inc. dated July 26, 2002 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Valhi, Inc. the date of event of which is July 26, 2002).

Exhibit 3 Press Release of Tremont Corporation dated July 29, 2002 (incorporated by reference to Exhibit 10 to Amendment No. 20 to the Schedule 13D filed on August 2, 2002 with the Securities and Exchange Commission by Tremont Group, Inc, Tremont Holdings, LLC, NL Industries, Inc., Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, the Harold Simmons Foundation, Inc., The Combined Master Retirement Trust and Harold C. Simmons with respect to the common stock, par value $1.00 per share, of Tremont Corporation).

Exhibit 4 Agreement and Plan of Merger dated November 4, 2002 among Valhi, Inc., Valhi Acquisition Corp. and Tremont Corporation, as amended (incorporated by reference to Appendix A to the Registration Statement on Form S-4 (Reg. No. 333-101244) filed by Valhi, Inc. with the Securities and Exchange Commission on November 15, 2002).

Exhibit 5 Agreement and Plan of Merger dated as of November 4, 2002 among Valhi, Inc., Tremont Group, Inc. and Valhi Acquisition Corp. II (incorporated by reference to
                           Exhibit 10.3 to the Quarterly Report on Form 10-Q of Valhi, Inc. for the quarter ended September 30,
                           2002).

Exhibit 6 Joint Press Release of Valhi, Inc. and Tremont Corporation dated November 5, 2002 (incorporated by referenced to the Form 425 filed by Valhi, Inc. with the Securities and Exchange Commission on November 5,
                           2002).

Exhibit 7 Credit Agreement dated as of November 6, 1998 among Valhi, Inc., the financial institutions from time to time that are a party thereto (the "Banks") and Societe Generale, Southwest Agency, as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 1 to Amendment No. 59 to this Schedule 13D).

Exhibit 8 First Amendment Agreement dated as of November 5, 1999 among Valhi, Inc., the Banks and Societe Generale, Southwest Agency, as the administrative agent of the banks (incorporated by reference to Exhibit 2 to Amendment No. 60 to this Schedule 13D).

Exhibit 9 Second Amendment Agreement dated as of November 3, 2000 among Valhi, Inc., the Banks and U.S. Bank National Association as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 3 to Amendment No. 15 to the Schedule 13D filed on October 24, 2000 with the Securities and Exchange Commission by Tremont Holdings, LLC, NL Industries, Inc., Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, the Harold Simmons Foundation, Inc., The Combined Master Retirement Trust and Harold C. Simmons with respect to the common stock, par value $1.00 per share, of Tremont Corporation).

Exhibit 10 Form of Accession Agreement dated as of December 1, 2000 among Valhi, Inc., the Banks and U.S. Bank National Association, as the administrative agent of the Banks, and the related promissory note in the original principal amount of $5.0 million payable to the order of Texas Capital Bank (incorporated by reference to Exhibit 4 to Amendment No. 63 to this
                           Schedule 13D).

Exhibit 11 Third Amendment of Credit Agreement dated as of November 2, 2001 among Valhi, Inc., the Banks and U.S. Bank National Association as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 5 to Amendment No. 65 to this
                           Schedule 13D).

Exhibit 12 Form of Accession Agreement dated as of January 15, 2002 among Valhi, Inc., the Banks and U.S. Bank National Association, as the administrative agent of the Banks, and the related promissory note in the original principal amount of $15.0 million payable to the order of PNB Financial Bank (incorporated by reference to Exhibit 6 to Amendment No. 65 to this
                           Schedule 13D).

Exhibit 13 Form of Accession Agreement dated as of February 15, 2002 among Valhi, Inc., the Banks and U.S. Bank National Association, as the administrative agent of the Banks, and the related promissory note in the original principal amount of $7.5 million payable to the order of Texas Capital Bank (incorporated by reference to Exhibit 10 to Amendment No. 66 to this
                           Schedule 13D).

Exhibit 14* Fourth Amendment of Credit Agreement dated as of November 1, 2002 among Valhi, Inc., the Banks and U.S. Bank National Association as the administrative agent, issuing bank and arranger.

----------

*        Filed herewith.